FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 18, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

 A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

SUMMARY OF THE MINUTES OF THE 74th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: June 18, 2012 at 9:00 a.m. at Rua Hungria, 1400, 5th floor, São Paulo, SP. QUORUM: the majority of board members. CHAIR: Nildemar Secches, Chairman and Edina Biava, Secretary. 1.  Approval of Interest on Shareholders’ Equity (dividends) for the shareholders – In conjunction with the Fiscal Council, the Board decided to approve the payment of R$ 100,000,000.00, equivalent to R$ 0.11501051 gross per share of the free float, with federal income tax of 15%, with the exemption of those shareholders, either immune or exempt, on the 869.485.737 shares of the free float, by way of interest on shareholders equity which shall be incorporated in the mandatory annual dividend, pursuant to the current legislation. The right shall be applicable to shareholders as of the record date of June 28, 2012, ex-rights to interest on shareholders’ equity on June 29, 2012 and payout shall occur on August 15, 2012. 2. Other internal company matters. These minutes, having been drafted, read and approved, were signed by members of the Board present. Members of the Board: Nildemar Secches, Chairman, Paulo Assunção de Sousa, Vice-Chairman; Allan Simões Toledo; Décio da Silva; José Carlos Reis de Magalhães Neto; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho. São Paulo-SP, June 18, 2012.

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 18, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director